RAILTRACK

82-4282

Railtrack Group PLC

02049053

Date: 12th June 2002

SUPPL

SEC MAIL PROCESSING RECEIVED AUG 0 1 2002 WASH. D.C. 155 SECTION

SUPPL

U. S. Securities Exchange Commission
450 Fifth Street
Washington
D.C. 20549

Dear Sirs

LONDON STOCK EXCHANGE ANNOUNCEMENTS

Please find enclosed the announcement made on the London Stock Exchange in respect of Railtrack Group PLC.

These documents are being furnished pursuant to Rule 12g - 3-2(b) under the Securities Exchange Act of 1934.

If you have any questions or comments please contact me on 0044 0207 557 8124.

Yours sincerely

PROCESSED
AUG 0 8 2002
THOMSON FINANCIAL

Paul Worthington
Paul Worthington
Deputy Secretary

dlw 8/6

Railtrack Group PLC Regent's Place 338 Euston Road London NW1 3BT
Tel 020 7544 8665 Fax 020 7544 8555
DX 119530 EUSTON 2

Registered office 20 - 22 Bedford Row London WC1R 4JS Registered in England and Wales No 2904614 http://www.railtrack.co.uk

RAILTRACK

Railtrack PLC (in Railway Administration)

Alan Bloom, Chris Hill, Scott Martin and Mike Rollings were appointed
Joint Special Railway Administrators of Railtrack PLC on 7th October 2001

The Joint Special Railway Administrators act as agents of the company and without personal liability

U.S Securities & Exchange Commission
450 Fifth Street
Washington
D.C.20549

SEC MAIL PROCESSING
RECEIVED
AUG 01 2002
WASH, D.C. 155 SECTION

18th December 2001

Dear Sir

LONDON STOCK EXCHANGE ANNOUCEMENTS

Please find enclosed the announcements made on the London Stock Exchange to day in respect of Railtrack Group PLC.

These documents are being furnished pursuant to Rule 12g – 3-2(b) under the Securities Exchange Act of 1934.

If you have any questions or comments or require further information, please contact me on 0044 0207 557 8124.

Yours sincerely,

L Cra

Lindsay Crawford
Assistant Secretary

Railtrack PLC Railtrack House Euston Square London NW1 2EE
Tel 020 7557 8000 Fax 020 7557 9000
DX 133075 EUSTON 3

Registered office Railtrack House Euston Square London NW1 2EE Registered in England and Wales No. 2904587 http://www.railtrack.co.uk

RAILTRACK GROUP PLC

Interim Report

For The Six Months Ended 30 September 2001

SUMMARY GROUP PROFIT AND LOSS ACCOUNT

	Note	Unaudited six months ended 30 September 2001 Continuing Activities (note 1) £m	Unaudited six months ended 30 September 2001 Discontinued Activities (note 1) £m	Unaudited six months ended 30 September 2001 Total (note 1) £m	Unaudited six months ended 30 September 2000 (restated) £m	Audited year end 31 March 2001 £m
TURNOVER - Normal		5	1,759	1,764	1,275	2,476
- Exceptional		-	-	-	-	(586)
	2	5	1,759	1,764	1,275	1,890
Operating costs - Normal		(2)	(1,429)	(1,431)	(1,078)	(2,215)
- Exceptional		-	-	-	-	(147)
	4	(2)	(1,429)	(1,431)	(1,078)	(2,362)
OPERATING PROFIT/(LOSS)	5	3	330	333	197	(472)
Share of operating loss of joint ventures		(3)	(1)	(4)	-	-
Profit on sale of fixed assets		7	44	51	18	27
Interest		11	(99)	(88)	(40)	(89)
PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION		18	274	292	175	(534)
Tax (charge)/credit on profit/(loss) on ordinary activities	6			(40)	14	227
PROFIT/(LOSS) ON ORDINARY ACTIVITIES AFTER TAXATION				252	189	(307)
Equity dividends				-	(50)	(138)
RETAINED PROFIT/(ACCUMULATED LOSS) FOR THE FINANCIAL PERIOD				252	139	(445)
EARNINGS PER SHARE (BEFORE EXCEPTIONAL ITEM)	7			48.8p	36.8p	48.9p
EARNINGS/(LOSS) PER SHARE (AFTER EXCEPTIONAL ITEM)	7			48.8p	36.8p	(59.6p)
DILUTED EARNINGS/(LOSS) PER SHARE (AFTER EXCEPTIONAL ITEM)	7			48.6p	36.0p	(59.6p)
DIVIDENDS PER SHARE				-	9.75p	26.9p

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Unaudited six months ended 30 September 2001	Unaudited six months ended 30 September 2000 (restated)	Audited year ended 31 March 2001
	£m	£m	£m
PROFIT FOR THE FINANCIAL PERIOD	**252**	**189**	**(307)**
Revaluation of investment properties	-	-	5
Unrealised gain on joint ventures	33	-	3
Clawback on disposal of properties (net of tax relief)	-	(3)	(3)
Corporation tax on realised gain on investment properties	-	-	(4)
TOTAL RECOGNISED GAINS AND LOSSES FOR THE FINANCIAL PERIOD	**285**	**186**	**(306)**

SUMMARY GROUP BALANCE SHEET

	Unaudited 30 September 2001	Unaudited 30 September 2000 (restated)	Audited 31 March 2001
	£m	£m	£m
FIXED ASSETS	9,748	7,998	8,841
CURRENT ASSETS			
Stocks	75	35	56
Debtors - amounts falling due within one year	1,337	485	382
Debtors - amounts falling due after more than one year	42	54	46
	1,379	539	428
Investments	131	120	94
Cash at bank and in hand	36	-	24
	1,621	694	602
CREDITORS: amounts falling due within one year	(3,663)	(1,353)	(2,517)
NET CURRENT LIABILITIES	(2,042)	(659)	(1,915)
TOTAL ASSETS LESS CURRENT LIABILITIES	7,706	7,339	6,926
CREDITORS: amounts falling due after more than one year			
Convertible debt	(392)	(391)	(392)
Other creditors	(4,046)	(3,089)	(3,575)
	(4,438)	(3,480)	(3,967)
PROVISIONS FOR LIABILITIES AND CHARGES	(335)	(646)	(311)
NET ASSETS	2,933	3,213	2,648
EQUITY SHAREHOLDERS' FUNDS	2,933	3,213	2,648

This interim report was approved by the board of directors on 17 December 2001.

Signed on behalf of the board of directors

J H Robinson

S Marshall

D A Harding

SUMMARY GROUP CASH FLOW STATEMENT

	Note	Unaudited six months ended 30 September 2001	Unaudited six months ended 30 September 2000 (restated)	Audited year ended 31 March 2001
		£m	£m	£m
NET CASH INFLOW FROM OPERATING ACTIVITIES	8	19	469	718
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		(71)	(19)	(123)
TAXATION PAID		-	-	-
NET CASH OUTFLOW FROM CAPITAL EXPENDITURE		(1,071)	(901)	(2,089)
ACQUISITIONS AND DISPOSALS		(67)	-	-
EQUITY DIVIDENDS PAID		-	-	(124)
NET CASH (OUTFLOW)/INFLOW FROM THE MANAGEMENT OF LIQUID RESOURCES		(37)	448	474
NET CASH INFLOW FROM ISSUE OF ORDINARY SHARE CAPITAL		1	2	3
NET CASH INFLOW FROM LOANS AND FINANCE LEASES		1,238	1	1,165
INCREASE IN CASH	9	12	-	24

NOTES TO THE FINANCIAL STATEMENTS

1. BASIS OF PREPARATION

Introduction

In its interim financial statements the Group is presenting its results for the six months ended 30 September 2001. Shortly after the period end, on 7 October 2001, an Administration Order was made against Railtrack PLC, the Group's main subsidiary.

The interim financial statements have been prepared using accounting policies set out in the Group's 2001 annual report and accounts. The actions of the Secretary of State for Transport, Local Government and the Regions were not anticipated at 30 September 2001 and therefore the Administration Order meets the definition of a non-adjusting post balance sheet event in SSAP 17 "Post Balance Sheet Events". Consequently the interim financial statements include the results, assets, liabilities and cashflows of Railtrack PLC. No account has been taken of the effect on asset carrying values or of any additional liabilities that may arise as a result of the Administration Order.

In the profit and loss account the activities of the Group have been classified between:

- Discontinued Activities:

  As a result of the Administration Order against Railtrack PLC, the Group lost control of that subsidiary on 7 October 2001 and its results are therefore treated as discontinued activities in the summary group profit and loss account.

  On 15 November 2001 the principal activity of Railtrack Travel Limited ceased with the closure of its totaljourney.com joint venture. This decision was taken in response to an intervention by the Rail Regulator.

- Continuing Activities:

  All other activities of the Group have been treated as continuing activities.

In view of the fundamental impact of the Administration of Railtrack PLC, the Group is providing additional information. The interim financial statements therefore include a proforma balance sheet, at Note 14, showing the state of affairs of the continuing activities of Railtrack Group PLC as at 30 September 2001. In this proforma balance sheet, Railtrack PLC is treated as a trade investment, stated at £2,250m, the net book value of Railtrack PLC's assets and liabilities in the last annual report at 31 March 2001.

Fundamental uncertainties

The Administration Order made against Railtrack PLC has a significant impact on the Group's financial position. Those impacts which have either crystallised, or can be estimated with reasonable certainty, are disclosed as post balance sheet events in Note 13. There are, however, a number of fundamental uncertainties, arising as a result of the Administration order made against Railtrack PLC which may have a significant impact on:

- Going Concern

  In accordance with UK financial reporting standard FRS 18 "Accounting Policies" the interim financial statements have been prepared on a going concern basis. Since the administration of Railtrack PLC, the directors have taken steps to enable sufficient cash funds to be available to the Group to ensure that Railtrack Group PLC can continue to trade through to at least the end of the financial year.

NOTES TO THE FINANCIAL STATEMENTS

1. BASIS OF PREPARATION (continued)

However, as a direct consequence of the administration, there are two fundamental uncertainties which may affect the Group's ability to continue as a going concern. These are:

Guarantees

Railtrack Group PLC has outstanding guarantees which as a consequence of administration have become contingent liabilities. These are in respect of:

- two European Investment Bank facilities made available to Railtrack PLC of which £800m had been drawn at 30 September 2001; and
- three bank facilities made available to London & Continental Railways Limited in connection with the Channel Tunnel Rail Link of which £472m had been drawn at 30 September 2001.

Full details of these guarantees are disclosed in Note 12. Given statements by the Administrator and Government, the directors believe that it is unlikely that these guarantees will be called. The interim financial statements do not include any adjustments that would result from such a call.

Obligation to purchase section 1 of the Channel Tunnel Rail Link ("CTRL")

Railtrack (UK) Limited, a subsidiary of Railtrack Group PLC, has committed to purchase section 1 of CTRL at net cost, expected to be £1.7bn, in 2004. The administration of Railtrack PLC has created uncertainty over whether Railtrack (UK) Limited will retain its concession to operate CTRL if the national rail network licence is no longer held by a Railtrack Group PLC group company.

If such a loss of the concession occurred, the value of CTRL to Railtrack Group PLC would be significantly reduced. The Group's obligation to purchase CTRL would become an onerous purchase contract which could not be funded by the Group. The interim financial statements do not include any adjustments that would result from these rights being withdrawn.

The directors believe, however, that if the concession is given, the right to purchase section 1 of CTRL has considerable value which should be available for shareholders of Railtrack Group PLC.

- Summary group profit and loss account, summary group balance sheet and proforma balance sheet

Matters in respect of which there is fundamental uncertainty are:

Asset carrying values

The network fixed assets of Railtrack PLC are included in the summary group balance sheet at the value the directors would have attributed to them if the administration had not occurred. Actions by the Secretary of State and the Administration Order have created significant uncertainty over continuation of the current regulatory framework and no clarity has yet been provided on the basis for the transfer of assets to a new organisation. As a result it is not possible to determine with certainty the future net income flows that these assets will generate and therefore whether any impairment has occurred.

West Coast Route Modernisation

Prior to 7 October 2001, the company had begun negotiations with its principal partner with a view to addressing the significant commercial risks surrounding this project, including any compensation payable for late delivery. Outline proposals to resolve the outstanding risks are now a matter for the administrators and will require approval from the Department of Transport, Local Government and the Regions. The financial impact of any resolution cannot therefore, at this stage, be quantified by the directors.

Asset Maintenance Plan

Fundamental uncertainty arises over amounts included in the summary group profit and loss account and balance sheet in respect of the Asset Maintenance Plan (AMP). In accordance with the accounting policies adopted in the Group's 2001 annual report, renewals accounting has been applied in respect of certain network fixed assets.

NOTES TO THE FINANCIAL STATEMENTS

1. BASIS OF PREPARATION (continued)

At 30 September 2001 the impact of Gauge Corner Cracking and the industry's changing approach to risk, as described in the 2001 Network Management Statement, on the AMP requirement were still under review. The AMP for the second Regulatory Control Period, from 1 April 2001 to 31 March 2006, had therefore not yet been completed nor, as required by FRS 15 "Tangible Fixed Assets", certified by an independent, appropriately qualified person. It was anticipated that the plan would have been finalised and certified prior to the publication of the financial statements for the year ending 31 March 2002. Decisions on the timing and basis of preparation of the AMP are now a matter for the administrators of Railtrack PLC.

The directors have therefore estimated the depreciation charge for the six months ended 30 September 2001 in respect of those network fixed assets using the approved five-year business plan. Until the Asset Maintenance Plan is completed and appropriately certified there is an uncertainty over the level of annual expenditure on such assets required to maintain the operating capacity of the network and therefore over the amount of depreciation charged to the profit and loss account in the period in respect of those assets.

Investment in Railtrack PLC

Railtrack PLC has been included in the proforma balance sheet in Note 14 as a trade investment stated at £2,250m, the net book value of its assets and liabilities in the last annual report at 31 March 2001. Administration of the company has created such fundamental uncertainty over its realisable value that the directors are currently unable to propose an alternative basis for inclusion.

Cash

The proforma balance sheet at 30 September 2001 includes cash of £386m. As disclosed in Note 13 HSBC subsequently froze the accounts of Railtrack Group and Railtrack Developments Limited with a combined credit balance of £373m on 7 October 2001. Government has since agreed that Railtrack Group PLC will be treated as a finance creditor in respect of this sum.

Relationship with Railtrack PLC

The relationships between Railtrack PLC and other companies within the Group are complex and were not designed to operate under the current circumstances. The Directors are assessing the implications of the Administration Order on the Group's systems, trading arrangements and people. At this early stage it is not possible to quantify the impact on the summary group balance sheet and proforma balance sheet, or on the analyses of continuing and discontinued activities in the summary group profit and loss account.

Taxation

Following the Administration Order, there is uncertainty as to how the tax affairs of Railtrack PLC and Railtrack Group PLC will be separated and therefore uncertainty over the taxation charge. The taxation liability has been calculated using assumptions adopted for previous years on the basis that the business will continue in a similar way. Should existing arrangements for rollover of chargeable gains realised not be honoured, Railtrack Group may suffer a liability of up to £35m. Discussions on future tax arrangements are in progress.

Channel Tunnel Rail Link (CTRL)

The summary group balance sheet and the proforma balance sheet include assets, constructed to date for CTRL at cost of £945m, as well as a liability for the accumulated purchase obligation of £928m. As noted above, operating arrangements for CTRL are uncertain and it is not therefore possible to assess whether impairment may have occurred or whether additional liability should be recognised for the ultimate purchase obligation.

Revenue Grants

Revenue grants, receivable by Railtrack PLC for the first time during the period, are significant. The accounting treatment adopted, described in Note 2, is in accordance with SSAP 4 "Accounting for Government Grants".

NOTES TO THE FINANCIAL STATEMENTS

1. BASIS OF PREPARATION (continued)

Comparatives

The figures for the year ended 31 March 2001 have been extracted from the annual report and accounts which have been filed with the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain any statements under section 237(2) or (3) of the Companies Act 1985.

Comparative figures for the six months ended 30 September 2000 have been restated to take account of the change in accounting policy for deferred taxation detailed in the annual report and accounts for the year ended 31 March 2001.

Comparative amounts for the proforma balance sheet and analysis between continuing and discontinued activities in the summary group profit and loss account have not been provided. As stated above the relationships between Railtrack PLC and the remainder of Railtrack Group are complex and it is not possible to derive a meaningful analysis for prior periods.

2. TURNOVER

		Unaudited Six months ended 30 September 2001	Unaudited Six months ended 30 September 2000	Audited Year ended 31 March 2001
		£m	£m	£m
Passenger franchise revenue	- Normal	866	1,076	2,089
	- Exceptional	-	-	(566)
		866	1,076	1,523
Revenue grant		732	-	-
Freight revenue	- Normal	49	82	162
	- Exceptional	-	-	(20)
		49	82	142
Property rental income		77	71	146
Other income		29	30	55
Commercial and development property sales		11	16	24
		1,764	1,275	1,890

All turnover in the period relates to the UK and arises from discontinued activities except for £5m of commercial and development property sales.

Revenue Grants

The company has two separate agreements with the Strategic Rail Authority (SRA) for the receipt of revenue grants:

"Deferred Grant"

In a letter dated 2 April 2001 the SRA agreed to bring forward revenue which, under the Rail Regulator's October 2000 determination, would have otherwise been included in the Regulatory Asset Base (RAB) at the end of the second regulatory control period. The first payment of £337m was received on 1 October 2001.

NOTES TO THE FINANCIAL STATEMENTS

2. TURNOVER (continued)

"Network Grant"

Schedule D to the October determination by the Rail Regulator provided for the receipt of income in the second control period via a direct grant from the SRA, as an alternative to track access charges. Following failure of the "best endeavours" agreement made with the SRA, also on 2 April 2001, to securitise sums due under this arrangement, the first payment of £162m became due on 1 October 2001.

In a letter dated 30 October 2001 the SRA confirmed Railtrack PLC's entitlement to the network grant and £162m was received on 16 November 2001.

In accordance with SSAP 4, and on the basis that the directors have reasonable assurance that future payments will be received from the SRA as they fall due, the grants due in respect of the services provided in the period have been credited to revenue. The amounts credited are calculated in accordance with the original agreements and amount to £732m for the six months ended 30 September 2001, which has been included in the balance sheet as a debtor at the period end.

3. PERFORMANCE REGIMES

The net effect of the performance regimes on the results for the period was as follows:

	Unaudited Six months ended 30 September 2001	Unaudited Six months ended 30 September 2000	Audited Year ended 31 March 2001
	£m	£m	£m
Included in turnover			
Access charge supplements	11	5	11
Net bonus (to)/from customers - Normal	(156)	5	(25)
- Exceptional	-	-	(566)
	(156)	5	(591)
	(145)	10	(580)
Included in operating costs			
Contract premium received from/(paid to) suppliers	1	(11)	(15)
Net bonus from/(to) suppliers	4	(10)	(12)
	5	(21)	(27)
Net effect of the performance regimes	(140)	(11)	(607)

The performance regimes relate wholly to the operation of the national rail infrastructure, which is a discontinued activity.

NOTES TO THE FINANCIAL STATEMENTS

4. OPERATING COSTS

	Unaudited Six months ended 30 September 2001			Unaudited Six months ended 30 September 2000	Audited Year ended 31 March 2001
	Continuing Activities	Discontinued Activities	Total		
	£m	£m	£m	£m	£m
Other operating income	(10)	(16)	(26)	(39)	(79)
Staff costs	3	207	210	173	362
Own work capitalised	-	(105)	(105)	(73)	(172)
Capital grant amortised	-	(5)	(5)	(4)	(11)
Other external charges	9	841	850	668	1,328
Depreciation and amounts written off tangible fixed assets	-	507	507	353	934
	2	1,429	1,431	1,078	2,362

The other external charges for the year ended 31 March 2001 included an exceptional credit of £67m. The depreciation and amounts written off tangible fixed assets for the year ended 31 March 2001 included an exceptional charge of £214m.

5. OPERATING PROFIT/(LOSS)

	Unaudited Six months ended 30 September 2001	Unaudited Six months ended 30 September 2000	Audited Year ended 31 March 2001
	£m	£m	£m
Non-exceptional one-off costs			
- Release of the property maintenance backlog provision	-	-	(24)
- Other one-off costs	-	-	9
- Contractor claims	-	-	12
	-	-	(3)
Exceptional item			
- Performance (£561m) and other payments to TOCs (operating costs £26m, additional depreciation £57m) arising from Hatfield	-	-	644
- Performance penalties arising from extreme weather in October 2000	-	-	25
- Additional depreciation arising from review of asset maintenance plan	-	-	157
- Release of property maintenance backlog provision largely in respect of major stations	-	-	(93)
	-	-	733

The exceptional and one-off items relate wholly to the operation of the national rail infrastructure, which is a discontinued activity.

NOTES TO THE FINANCIAL STATEMENTS

6. TAXATION

Analysis of charge in year

	Unaudited Six months ended 30 September 2001	Unaudited Six months ended 30 September 2000 (restated)	Audited Year ended 31 March 2001
	£m	£m	£m
Analysis of charge in year:			
Current UK corporation tax at 30%			
Charge/(credit) for the period	14	(2)	(3)
Over provision in respect of prior years	-	(9)	(17)
Total current tax	14	(11)	(20)
Deferred tax at 30%			
Charge/(credit) for timing differences arising in the year	7	64	(141)
Decrease/(increase) in discount	19	(67)	(66)
Total deferred tax	26	(3)	(207)
Tax charge/(credit) on profit on ordinary activities	40	(14)	(227)

The tax charged for the six months to 30 September 2001 is based upon the forecast effective rate for the year ended 31 March 2002 applied to the profit before tax for the six months.

Following the Administration Order, there is uncertainty as to how the tax affairs of Railtrack PLC and Railtrack Group PLC will be separated and therefore uncertainty over the taxation charge. The taxation liability has been calculated using the assumptions adopted for the previous years on the basis that the business will continue in a similar way.

The effective rate is lower than the statutory corporation tax rate as the deferred tax charge is discounted as allowed by FRS 19. The decrease in discount largely arises as a prior year adjustment as a result of changes in Inland Revenue policy regarding the timing of tax allowances on some capitalised expenditure. It is also affected to a lesser extent by the assumption of rollover relief for chargeable gains realised within continuing activities. Should existing arrangements with Railtrack PLC for rollover of these chargeable gains not be honoured, Railtrack Group may suffer a liability of up to £35m. Discussions on future tax arrangements are in progress.

NOTES TO THE FINANCIAL STATEMENTS

7. EARNINGS PER SHARE

	Unaudited Six months ended 30 September 2001	Unaudited Six months ended 30 September 2000 (Restated)	Audited Year ended 31 March 2001
Earnings (before exceptional item) (£ million)	252	189	252
Exceptional item (£ million)	-	-	(559)
Earnings/(loss) (after exceptional item) (£ million)	252	189	(307)
Weighted average number of ordinary shares (millions)	516	514	515
Dilutive effect of share save scheme (millions)	1	3	-
Dilutive effect of share options (millions)	1	-	-
Dilutive effect of the 3.5% exchangeable bond (millions)	-	22	-
Weighted average number of ordinary shares taking into account applicable dilutive instruments (millions)	518	539	515
Earnings/(loss) (£ million)	252	189	(307)
Interest net of corporation tax saved if exchangeable bonds 2009 were converted (£ million)	-	5	-
Earnings/(loss) taking into account applicable dilutive instruments (£ million)	252	194	(307)
Earnings per share (before exceptional item)	48.8p	36.8p	48.9p
Loss per share on exceptional item	-	-	(108.5p)
Earnings/(loss) per share (after exceptional item)	48.8p	36.8p	(59.6p)
Diluted earnings/(loss) per share (after exceptional item)	48.6p	36.0p	(59.6p)

The calculation of the dilutive effect of the share save scheme uses the average share price for the six months ended 30 September 2001 of £3.66 per share (six months ended 30 September 2000 of £9.38, year ended 31 March 2001 of £9.42). In the current circumstances it has been assumed that the option to convert the exchangeable bonds 2009 will not be exercised.

NOTES TO THE FINANCIAL STATEMENTS

8. RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	Unaudited six months ended 30 September 2001			Unaudited six months ended 30 September 2000	Audited Year ended 31 March 2001
	Continuing Activities	Discontinued Activities	Total		
	£m	£m	**£m**	**£m**	**£m**
Operating profit/(loss)	3	330	333	197	(472)
Share of operating profit of joint ventures	-	-	-	-	(1)
Depreciation and amortisation	-	502	502	349	923
(Increase) / decrease in stocks	(11)	(8)	(19)	13	(7)
(Increase) / decrease in debtors	(25)	(945)	(970)	13	113
Increase / (decrease) in creditors	(1)	176	175	(67)	335
Decrease in provisions	-	(2)	(2)	(36)	(173)
Net cash (outflow)/inflow from operating activities	(34)	53	19	469	718

9. ANALYSIS OF CHANGES IN NET DEBT

	At 1 April 2001	Cash flows	At 30 September 2001
	£m	**£m**	**£m**
Cash at bank and in hand	24	12	36
Borrowings due within one year	(869)	(886)	(1,755)
Borrowings due after one year	(2,611)	(352)	(2,963)
Current asset investments	94	37	131
Total	(3,362)	(1,189)	(4,551)

NOTES TO THE FINANCIAL STATEMENTS

10. RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Unaudited Six months ended 30 September 2001	Unaudited Six months ended 30 September 2000	Audited Year ended 31 March 2001
	£m	£m	£m
Increase in cash in the period/year	12	-	24
Cash inflow from increase in debt and lease financing	(1,238)	(1)	(1,165)
Cash outflow / (inflow) from increase / (decrease) in liquid resources	37	(448)	(474)
Change in net debt resulting from cash flows	(1,189)	(449)	(1,615)
New finance leases	-	(5)	(14)
Amortisation of discount	-	(1)	(2)
Movement in net debt	(1,189)	(455)	(1,631)
Net debt at 1 April	(3,362)	(1,731)	(1,731)
Net debt at 30 September/31 March	(4,551)	(2,186)	(3,362)

11. MAJOR NON-CASH TRANSACTIONS

During the six months ended 30 September 2001 the Group has recognised an additional £136m (30 September 2000 - £154m) in fixed assets in respect of the construction of CTRL fixed assets and £136m (30 September 2000 - £154m) as an obligation to purchase the link.

12. CONTINGENT LIABILITIES

As a direct consequence of the Administration Order against Railtrack PLC, certain contingent liabilities have arisen, which could, if they were to materialise, seriously prejudice the Group's financial position. In each case the directors are taking every possible action to influence the outcome:

- Guarantees

  Railtrack Group has given guarantees in respect of (i) a £600m bank facility made available to Railtrack PLC by the European Investment Bank ("EIB"), which is fully drawn; and (ii) a £400m bank facility made available to Railtrack PLC by EIB, of which £200m has been drawn. Since Government have stated that EIB will be treated as a finance creditor, the Company is in discussion with EIB to have this guarantee removed.

  Railtrack Group has given guarantees in respect of (i) a £350m syndicated revolving credit facility made available to London & Continental Railways Limited ("LCR"), of which £122m is drawn; (ii) a £150m bank facility made available to LCR by Kreditanstalt Fur Wiederaufbau, which is fully drawn; and a £200m bank facility made available to LCR by EIB, which is fully drawn. Discussions are taking place with Government to ensure that these guarantees are not called. The LCR facilities are also guaranteed by Railtrack (UK) Limited, a subsidiary of Railtrack Group.

NOTES TO THE FINANCIAL STATEMENTS

12. CONTINGENT LIABILITIES (continued)

- Cross Undertakings

  A Cross Undertaking has been given by Railtrack Group and various subsidiaries in favour of HSBC, by which Railtrack Group and the specified subsidiaries agreed: (i) to pay on demand all monies and liabilities due or owing by any or all of the others; and (ii) any monies standing to the credit of any of the companies with HSBC would, at HSBC's discretion, be liable to be set off against the liabilities under the Cross Undertaking. Under this Cross Undertaking agreement HSBC froze the accounts of Railtrack Group and Railtrack Developments Limited with a combined credit balance of £373m. Government has since agreed that Railtrack Group will be treated as a finance creditor in respect of this sum.

There were also a number of contingent liabilities attributable to Railtrack PLC at 30 September 2001. Until the making of the Administration Order against Railtrack PLC on 7 October 2001 the Group's directors were taking every possible action to mitigate the outcome. Following the administration, these have ceased to be contingent liabilities of Railtrack Group PLC, and are now under the control of the administrator.

The contingent liabilities are those reported in the 2001 Annual Report and Accounts. The current position is as follows:

- Thameslink procurement review

  The summary group balance sheet includes an asset of £132m, being the expenditure to date on the Thameslink 2000 project. Railtrack PLC is committed to spending further sums, up to a maximum of £250m to develop the scheme. On 16 November 2001, the SRA and Railtrack issued their joint report on the Procurement Review, which concluded that the scheme to be taken forward to deliver the Thameslink 2000 Agreement is the scheme presented by Railtrack at the Transport & Works Act Public Inquiry. The recommended procurement option for the scheme is for the SRA to let a competitively tendered contract to a special purpose vehicle company to deliver the fixed infrastructure. The report recognises that to enable the scheme to progress along the preferred option, Railtrack will need to incur more than the current limit of £250m and that suitable commercial arrangements will need to be put in place to ensure Railtrack is compensated for the additional spend. Remuneration arrangements for expenditure up to the £250m limit have yet to be agreed.

- West Coast Route modernisation

  Prior to 7 October 2001, the company had begun negotiations with its principal partner with a view to addressing the significant commercial risks surrounding this project, including any compensation payable for late delivery. Outline proposals to resolve the outstanding risks are now a matter for the administrators and will require approval from the Department of Transport, Local Government and the Regions. The financial impact of any resolution cannot therefore, at this stage, be quantified by the directors.

- Ladbroke Grove

  Lord Cullen recently published a report setting out his findings into the Ladbroke Grove rail accident. HSE enquiries are continuing and their outcome is awaited.

All other contingent liabilities reported at 31 March 2001 are unchanged.

NOTES TO THE FINANCIAL STATEMENTS

13. POST BALANCE SHEET EVENTS

Non-adjusting post balance sheet events arising from the actions of the Secretary of State for Transport, Local Government and the Regions are:

- Administration order against Railtrack PLC

  See Note 1

  The Administration Order against Railtrack PLC placed it in a position of default in relation to debt of £2,963m included within creditors greater than one year, which immediately became repayable on demand. No adjustment has been made to reflect this and the debt has been classified in the summary group balance sheet consistent with the position as at 30 September 2001.

- Channel Tunnel Rail Link (CTRL) derivatives

  In 1999 Railtrack (UK) Limited entered into a series of interest rate swaps and gilt lock transactions to hedge the financing costs associated with the purchase of Section 1 of the CTRL. The bank providing these hedges required certain standard credit protection terms, which subsequently gave it the option to force termination of these hedges should Railtrack PLC be put into administration. To avoid unnecessary losses and an event of default within Railtrack (UK) Limited, the Directors pre-emptively instructed the bank to unwind the hedges in an orderly manner. The final termination value of the hedges was a loss of £15.8 m.

- Action by HSBC on Group Cross Undertakings

  See Note 12

Other non-adjusting post balance sheet events are:

- Railtrack Travel

  As disclosed in Note 1, Totaljourney Limited, a joint venture between Railtrack Travel and First Group, closed its web site and ceased commercial operations on the 15 November 2001. Investments include a balance of £ 61,000 in respect of investment in Totaljourney Limited. No provision has been made for additional costs that may be incurred to complete the disposal or closure of the company, including an agreed settlement with First Group of £1.6m.

NOTES TO THE FINANCIAL STATEMENTS

14. PROFORMA GROUP BALANCE SHEET, EXCLUDING RAILTRACK PLC

This proforma balance sheet is provided to show the state of affairs of the continuing activities of Railtrack Group PLC as at 30 September 2001. In this proforma balance sheet, Railtrack PLC is treated as a trade investment, stated at £2,250m, the net book value of Railtrack PLC's assets and liabilities in the last annual report at 31 March 2001. This proforma balance sheet does not take into account any of the other post balance sheet events detailed in Note 13.

	Unaudited September 2001			
	Group Total	Removal of Discontinued Activities (note 1)	Deconsolidation Adjustments (note 2)	**Proforma balance sheet continuing activities**
	£m	£m	£m	**£m**
FIXED ASSETS				
Tangible Assets	9,686	(8,722)	5	**969**
Investments	62	-	2,271	**2,333**
	9,748	(8,722)	2,276	**3,302**
CURRENT ASSETS				
Stocks	75	(56)	8	**27**
Debtors - amounts falling due within one year	1,337	(1,389)	144	**92**
Debtors - amounts falling due after more than one year	42	(42)	-	**-**
	1,379	(1,431)	144	**92**
Investments	131	(100)	-	**31**
Cash at bank and in hand	36	350	-	**386**
	1,621	(1,237)	152	**536**
CREDITORS: amounts falling due within one year	(3,663)	3,642	(185)	**(206)**
NET CURRENT ASSETS	(2,042)	2,405	(33)	**330**
TOTAL ASSETS LESS CURRENT LIABILITIES	7,706	(6,317)	2,243	**3,632**
CREDITORS: amounts falling due after more than one				
Convertible debt	(392)	392	-	**-**
Other creditors	(4,046)	3,115	-	**(931)**
	(4,438)	3,507	-	**(931)**
PROVISIONS FOR LIABILITIES AND CHARGES	(335)	335	-	**-**
NET ASSETS	2,933	(2,475)	2,243	**2,701**
EQUITY SHAREHOLDERS' FUNDS	2,933	(2,475)	2,243	**2,701**

Note 1: Adjustment to remove the assets and liabilities of the discontinued activities, Railtrack PLC and Railtrack Travel Ltd.

Note 2: Adjustment to recognise investment in Railtrack PLC at net book value and other minor adjustments from deconsolidation of discontinued activities.

INDEPENDENT REVIEW REPORT TO RAILTRACK GROUP PLC

We have been instructed by the company to review the financial information for the six months ended 30 September 2001 which comprises the summary group profit and loss account, the group statement of total recognised gains and losses, the summary group balance sheet, the summary group cash flow statement and related Notes 1 to 14 which include the proforma balance sheet of Railtrack Group PLC in Note 14. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial information.

Fundamental uncertainties

Soon after the period end, on 7 October 2001, the Group's principal subsidiary, Railtrack PLC, was placed in special railway administration and therefore from that date has not been under the control of the directors. As a direct consequence of this there are a number of fundamental uncertainties which may affect the Group's ability to continue as a going concern or which may affect the summary group profit and loss account and summary group balance sheet, or the proforma balance sheet disclosed in Note 14. In view of the circumstances surrounding these fundamental uncertainties, which are described in Note 1 to the financial information, we consider that they should be brought to your attention. In arriving at our review conclusion, we have considered the adequacy of disclosures made in the financial information concerning these fundamental uncertainties.

Uncertainties affecting the going concern basis

Railtrack Group PLC has outstanding guarantees in respect of certain bank facilities of Railtrack PLC as well as London & Continental Railways Limited, the company building Section 1 of the Channel Tunnel Rail Link ("CTRL"). These guarantees represent contingent liabilities which could affect the Group's ability to continue as a going concern if they crystallise.

Railtrack Group PLC has an obligation to purchase Section 1 of the CTRL on completion from London & Continental Railways Limited. There is uncertainty as to whether the Group will retain its concession to operate Section 1, following its loss of control of Railtrack PLC, the network licence holder. If the concession to operate is not retained, the obligation to purchase Section 1 would become an onerous contract which could not be funded by the Group and this would, therefore, affect the Group's ability to continue as a going concern.

Uncertainties affecting the summary group profit and loss account, summary group balance sheet and proforma balance sheet

The summary group balance sheet and proforma balance sheet include an asset in the course of construction in respect of Section 1 of CTRL of £945 million and a liability for the accumulated purchase obligation of £928 million. The uncertainty attaching to Section 1 of CTRL is explained above. If the Group is not granted the concession to operate Section 1 of CTRL, the carrying value of the asset in the course of construction may become impaired and the Group may need to recognise additional liabilities for the ultimate purchase obligation.

The administration of Railtrack PLC and events associated with it, have created significant uncertainty over continuation of the current regulatory framework and no clarity has yet been provided on the basis for a transfer of fixed assets owned by Railtrack PLC to a new entity. There is, therefore, uncertainty over the future cashflows that these fixed assets will generate and as a result whether there is an impairment in the carrying value of the fixed assets shown in the summary group balance sheet.

Prior to administration on 7 October 2001, Railtrack PLC had been in negotiations with its principal partner on the West Coast Route Modernisation with a view to addressing the significant commercial risks surrounding the project, including any compensation payable for late delivery. Any settlement is now outside the control of the Group's directors and has become a matter for the administrators, who will require approval from the Department of Transport, Local Government and the Regions. There is therefore uncertainty over the financial impact of any settlement on the interim financial information.

An asset maintenance plan for the second regulatory control period, which commenced on 1 April 2001, has not yet been completed or certified by an independent, appropriately qualified person. Completion of the asset maintenance plan is now the responsibility of the administrators and is outside the control of the directors. Until the asset maintenance plan is completed and appropriately certified, there is uncertainty over the level of annual expenditure on certain railway network fixed assets required to maintain the operating capacity of the network. There is, therefore, uncertainty over the amount of depreciation charged to the summary group profit and loss account and the net book value of fixed assets in the summary group balance sheet.

The taxation liability in the financial information has been calculated based on the expected tax rate for the current financial year without taking account of any impact of the administration of Railtrack PLC. Following the administration, there is uncertainty as to how the tax affairs of Railtrack PLC and Railtrack Group PLC will be separated and, therefore, uncertainty over the taxation charge in the summary group profit and loss account and the taxation liabilities in the summary group balance sheet and proforma balance sheet. In particular, there is uncertainty as to whether the administrators will permit the planned rollover of chargeable gains arising in the period. If they do not, the Group could suffer a further tax liability of up to £35 million.

The proforma balance sheet includes the Group's investment in Railtrack PLC as a fixed asset, which has been included at the net asset value reported in the last annual report, that for the year ended 31 March 2001. There is uncertainty as to the value which will be realised by the Group for this investment.

Cash at bank in the proforma balance sheet was £386m at 30 September 2001. This included bank account balances for Railtrack Group PLC and Railtrack Development Limited of £384m. These bank accounts were frozen following the administration of Railtrack PLC as the bank had a right of offset against the debt of Railtrack PLC. The carrying value of this cash asset in the proforma balance sheet is dependent on its return by the bank to Railtrack Group PLC, or on reimbursement by HM Government.

The relationships between Railtrack PLC and other Group companies are complex and were not designed to operate under the current circumstances of administration of Railtrack PLC. It is not possible to quantify at this time any further impacts on the analysis of continuing and discontinued activities in the summary group profit and loss account or on the summary group balance sheet and proforma balance sheet.

Review conclusion

The number and scale of the fundamental uncertainties arising from the administration of Railtrack PLC on 7 October 2001 and events associated with it are significant. We have outlined them above, drawing your attention to Note 1 in which they are described in more detail. In accordance with Auditing Practices Board guidance, our review conclusion is not affected by the presence of these fundamental uncertainties.

We therefore conclude that, having drawn your attention to the existence of these fundamental uncertainties, on the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2001.

Deloitte & Touche

Deloitte & Touche

Chartered Accountants

Hill House, 1 Little New Street, London EC4A 3TR

17 December 2001